UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tandem Diabetes Care, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

875372 104

(CUSIP Number)

Vincent J. Fabiani

HLM Venture Partners

222 Berkeley Street, 20th Floor, Boston, MA 02116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 875372 104	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS HLM Venture Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,739,154 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,739,154 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,739,154 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 875372 104	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS HLM Venture Associates II, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,739,154 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,739,154 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,739,154 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 875372 104	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Edward L. Cahill
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,833 shares
	8.	SHARED VOTING POWER 1,739,154 shares
	9.	SOLE DISPOSITIVE POWER 2,833 shares
	10.	SHARED DISPOSITIVE POWER 1,739,154 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,739,154 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 875372 104	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Peter J. Grua
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,739,154 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,739,154 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,739,154 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 875372 104	13D	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS Russell T. Ray
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,739,154 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,739,154 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,739,154 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 875372 104	13D	Page 7 of 11 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value (the “Common Stock”) of Tandem Diabetes Care, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 11045 Roselle Street, San Diego, California 92121.

Item 2. Identity and Background

(a)	This statement is being filed by HLM Venture Partners II, L.P. (“HLM II”); HLM Venture Associates II, L.L.C. (“HLM Associates II”), which is the sole general partner of HLM II; and Edward L. Cahill, one of the directors of the Issuer, Peter J. Grua and Russell T. Ray (collectively, the “Managers”). The Managers are the individual Class A Members of HLM Associates II. HLM II, HLM Associates II and the Managers are sometimes referred to collectively herein as the “Reporting Persons.”

(b)	The address of the principal place of business of the Reporting Persons is c/o HLM Venture Partners, 222 Berkeley Street, 20th Floor, Boston, MA 02116.

(c)	The principal business of HLM II is to invest in and assist growth-oriented businesses in the healthcare and related industries located principally in the United States. The principal business of HLM Associates II is to act as the sole general partner of HLM II. The principal business of each of the Managers is to act as a Class A Member of HLM Associates II and as a manager of a number of affiliated entities with similar businesses. Edward L. Cahill, one of the Class A Members, is a director of the Issuer.

(d)	None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

(e)	None of the Reporting Persons have, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	HLM II is a limited partnership organized under the laws of the State of Delaware. HLM Associates II is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

HLM II previously acquired shares of preferred stock and warrants to purchase shares of preferred stock from the Issuer in privately-negotiated transactions. The shares of preferred stock automatically converted into Common Stock in connection with the closing of the Initial Public Offering. The warrants to purchase shares of preferred stock automatically converted into the right to purchase Common Stock in connection with the Initial Public Offering. In addition, HLM II purchased 200,000 shares of Common Stock in the Initial Public Offering, at the Initial Public Offering price of $15.00 per share.

The working capital of HLM II was the source of the funds for the purchase of the shares and warrants described above. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares or warrants.

CUSIP No. 875372 104	13D	Page 8 of 11 Pages

Item 4. Purpose of Transaction

HLM II acquired the shares and warrants for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, HLM II and the other Reporting Persons may dispose of or acquire additional securities of the Issuer. Except as set forth above and as described below in Item 6, none of the Reporting Persons has any present plans which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) HLM II is the beneficial owner of an aggregate of 1,739,154 shares of Common Stock. HLM II’s beneficial ownership is comprised of (i) 1,654,058 shares of Common Stock, and (ii) 85,096 warrants to purchase shares of Common Stock that are immediately exercisable. As the sole general partner of HLM II, HLM Associates II may be deemed to beneficially own the Common Stock and warrants. As the individual Class A Members of HLM Associates III, each of the Managers may also be deemed to beneficially own the HLM II Securities.

Each of the Reporting Persons may be deemed to own beneficially 7.6% of the Common Stock, which percentage is calculated based upon 22,833,907 shares of Common Stock outstanding as of November 13, 2013 as reported to the Reporting Persons by the Issuer.

Each of the Reporting Persons, except HLM II, disclaims beneficial ownership of the Common Stock, except to the extent of such Reporting Persons pecuniary interest therein.

CUSIP No. 875372 104	13D	Page 9 of 11 Pages

(b) Regarding the number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote: See line 7 of the applicable cover sheet for such Reporting Person.

(ii)	shared power to vote or to direct the vote: See line 8 of the applicable cover sheet for such Reporting Person.

(iii)	sole power to dispose or to direct the disposition: See line 9 of the applicable cover sheet for such Reporting Person.

(iv)	shared power to vote or to direct the vote: See line 10 of the applicable cover sheet for such Reporting Person.

(c) On November 13, 2013, as compensation for serving on the Issuer’s Board of Directors and consistent with the Issuer’s compensation policy applicable to non-employee directors, Mr. Cahill was awarded an option to purchase 17,000 shares of Common Stock. The options were issued pursuant to the Issuer’s 2013 Stock Incentive Plan. The options have an exercise price of $15.00, which is equal to the Initial Public Offering (as defined below) price. The options vest in equal monthly installments over 12 months.

On November 13, 2013, HLM II purchased 200,000 shares of Common Stock in the Initial Public Offering, at the Initial Public Offering price of $15.00 per share.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Company’s initial public offering of Common Stock (the “Initial Public Offering”), the Reporting Persons, together with other existing stockholders and executive officers and directors of the Company, entered into a Lock-Up Agreement for the benefit of the underwriters in the Initial Public Offering. Pursuant to such Lock-Up Agreement, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of the Common Stock or securities convertible into or exercisable or exchangeable for the Common Stock for a period of 180 days after the date set forth on the final prospectus for the Initial Public Offering. This summary description of the terms of the Lock-Up Agreement does not purport to be complete, and is qualified in its entirety by the terms of the Form of Lock-Up Agreement, which is incorporated by reference herein. See Item 7 below.

CUSIP No. 875372 104	13D	Page 10 of 11 Pages

The Reporting Persons and certain other investors previously entered into a Third Amended and Restated Investors’ Rights Agreement, dated as of August 30, 2012 (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement provides the investors with certain rights with respect to the registration of their shares, including demand registration rights, Form S-3 registration rights, and piggyback registration rights, which continue following the completion of the Initial Public Offering. The Investors’ Rights Agreement also provided certain additional rights, including inspection rights, preemptive rights and rights related to the appointment of directors, although such rights terminated upon the closing of the Initial Public Offering. This summary description of the terms of the Investors’ Rights Agreement does not purport to be complete, and is qualified in its entirety by the terms of the Investors’ Rights Agreement, which is incorporated by reference herein. See Item 7 below.

Item 7. Material to be Filed as Exhibits

1.1	Form of Lock-Up Agreement executed by the Reporting Persons for the benefit of the underwriters in the Initial Public Offering (incorporated herein by reference to Exhibit C of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-191601)).

4.2	Third Amended and Restated Investors’ Rights Agreement, dated as of August 30, 2012, among the Issuer and the investors named therein (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-191601)).

24.1	Power of Attorney.

99	Joint Filer Information regarding filing of joint Schedule 13D.

CUSIP No. 875372 104	13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 25, 2013

HLM VENTURE PARTNERS II, L.P.

By:	HLM Venture Associates II, L.L.C. Its: General Partner

	By:	*
Edward L. Cahill Authorized Signatory

HLM VENTURE ASSOCIATES II, L.L.C.

	By:	*
Edward L. Cahill Authorized Signatory

* Edward L. Cahill

* Peter J. Grua

* Russell T. Ray

*/s/ Edward L. Cahill
Edward L. Cahill For himself and as attorney-in-fact

This Schedule 13D was executed by Edward L. Cahill on behalf of the individuals and entities listed above (other than himself) pursuant to a Power of Attorney, a copy of which is attached as Exhibit 24.1.